Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MTS Systems Corporation:
We consent to the incorporation by reference in the registration statements (Nos. 333‑172136, 333-172137, 333-187287, 333-211902, and 333-218556) on Form S-8 and the registration statement (No. 333-211901) on Form S-3 of MTS Systems Corporation of our reports dated November 27, 2017, with respect to the consolidated balance sheets of MTS Systems Corporation as of September 30, 2017 and October 1, 2016, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows and the related financial statement Schedule II for each of the fiscal years in the three-year period ended September 30, 2017, and the effectiveness of internal control over financial reporting as of September 30, 2017, which reports appear in the September 30, 2017 annual report on Form 10‑K of MTS Systems Corporation.
/s/ KPMG LLP

Minneapolis, Minnesota
November 27, 2017